NO ACT

16
1-8-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



13000120

DIVISION OF
CORPORATION FINANCE

Received SEC

JAN 08 2013

Washington, DC 20549

January 8, 2013

Richard J. Kolencik
Marathon Oil Corporation
rjkolencik@marathonoil.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/8/13

Re: Marathon Oil Corporation

Dear Mr. Kolencik:

This is in regard to your letter dated January 8, 2013 concerning the shareholder proposal submitted by The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America for inclusion in Marathon's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Marathon therefore withdraws its December 14, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Bryan J. Pitko
Attorney-Advisor

cc: Harry J. Van Buren III
The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America
harryvb@aol.com

From:	Kolencik, Richard J. (MRO) <rjkolencik@marathonoil.com>
Sent:	Tuesday, January 08, 2013 3:46 PM
To:	shareholderproposals
Cc:	Harry Van Buren; Mazzu, Sam A. (MRO)
Subject:	Marathon Oil Corporation - Withdrawal of Stockholder Proposal (Rule 14a-8(j)) - The Domestic and Foreign Missionary Society of the Protestant Episcopal Church
Attachments:	Document.pdf

Ladies and Gentlemen,

On December 14, 2012, Marathon Oil Corporation submitted a no-action letter request to the Division of Corporation Finance of the U.S. Securities and Exchange Commission seeking to exclude a stockholder proposal submitted to Marathon Oil by The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America (the "Proponent"). The Proponent requested Marathon Oil's Board of Directors to review and amend, where applicable, Marathon Oil's policies with regard to human rights (the "Proposal").

Today, Marathon Oil received the attached letter from the Proponent's agent withdrawing the Proposal. Because the Proponent has withdrawn the Proposal, Marathon Oil hereby withdraws its request for no-action relief under Rule 14a-8(j).

If you have any questions, please feel free to contact me. Thank you for your attention to this matter.

Sincerely,
Richard J. Kolencik

Richard J. Kolencik
Assistant General Counsel, Corporate & Finance, and Assistant Secretary
Marathon Oil Corporation
5555 San Felipe Street
Houston, TX 77056-2799
Wk: (713) 296-2535
Cell: (713) 201-6639
Fax: (713) 296-4227
e-mail: RJKolencik@marathonoil.com

BUSINESS CONFIDENTIAL

This e-mail message, including any attachments, is intended solely for the individual(s) named above. It contains confidential and/or proprietary information. If you are not the intended recipient, please do not read, copy or distribute it or any information it contains. Please immediately notify the sender by return mail and delete it.

Kolencik, Richard J. (MRO)

From: harryvb@aol.com
Sent: Tuesday, January 08, 2013 12:29 PM
To: Kolencik, Richard J. (MRO)
Subject: Re: Withdrawal of Shareholder Proposal

Dear Richard,

I refer to my letter to you of December 21.

Based on our conversations with the company and the company's agreement with the plan outlined in the December 21, the Episcopal Church hereby withdraws its shareholder resolution regarding human rights. We look forward to working with you on this important issue.

Best regards,

Harry J. Van Buren III
Episcopal Church

From: pmneuhauser@aol.com
Sent: Sunday, December 16, 2012 1:57 AM
To: shareholderproposals
Subject: Att Ted Yu

Dear Mr. Yu:

Pleased be informed that I intend to reply to the no-action request submitted by Marathon Oil with respect to the human rights shareholder proposal submitted by the Episcopal Church.

I will be going to England on Monday (Dec 17) and therefore do not expect to submit a letter prior the week of January 7. Please let me know if this schedule will not work for you.

I will let you know if there is a significant possibilty that the proposal will be withdrawn.

Paul M. Neuhauser

Richard J. Kolencik
Assistant General Counsel and Assistant Secretary


Marathon Oil

Marathon Oil Corporation
5555 San Felipe Street
Houston, Texas 77056
Telephone 713.296.2535
Fax 713.296.4227
rjkolencik@marathonoil.com

<u>Sent Via Electronic Mail</u>

December 14, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for No Action Letter –Stockholder Proposal for Inclusion in Marathon Oil Corporation's 2013 Proxy Statement submitted by The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America

Ladies and Gentlemen:

Marathon Oil Corporation, a Delaware corporation ("Marathon" or "Company"), has received a stockholder proposal and supporting statement (the "Stockholder Proposal") from The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America (the "Proponent") for inclusion in Marathon's proxy statement for its 2013 Annual Meeting of Stockholders (the "2013 Proxy Materials") to be held on April 24, 2013. Marathon asks the staff of the Division of Corporation Finance (the "Division") to not recommend to the Securities and Exchange Commission (the "Commission") that any enforcement action be taken if Marathon excludes the Stockholder Proposal from its 2013 Proxy Materials for the reasons described below.

I. <u>The Stockholder Proposal</u>

The Stockholder Proposal relates to Marathon's human rights policies and states:

> **RESOLVED**, the shareholders request that the Board of Directors review and amend, where applicable, Marathon Oil's policies with regard to human rights. We request a summary of this review by October 2013 and suggest that it be posted on the company's website.

A copy of the Proponent's cover letter dated November 14, 2012, the Stockholder Proposal, Marathon's deficiency letter pursuant to Rule 14a-8 dated November 28, 2012 and the Proponent's supplemental letter dated November 30, 2012 are attached hereto as "Exhibit A."

II. Basis for Exclusion

Marathon respectfully requests that the Division concur with its view that it may exclude the Stockholder Proposal from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(10) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because Marathon has substantially implemented the proposal.

Marathon's statement of reasons is more particularly described below.

III. The Stockholder Proposal May Be Properly Omitted Pursuant to Rule 14a-8(i)(10) Because Marathon Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of stockholders having to consider matters which have already been favorably acted upon by management." *See* Exchange Act Release No. 34-12598 (July 7, 1976). In 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented." *See* Exchange Act Release No. 20091 (Aug. 16, 1983). The 1998 amendments to the proxy rules reaffirmed this position, further reinforcing that a company need not implement a proposal in exactly the manner set forth by the proponent. *See* Exchange Act Release No. 40018 at n. 30 and accompanying text (May 21, 1998).

Applying this standard, the Commission has consistently concurred with the exclusion of a proposal when it has determined that the company's policies, practices and procedures compare favorably with the guidelines of the proposal. In *The Boeing Company*, the Commission permitted exclusion of a proposal which requested that the company "review [its] policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings within six months of the Annual Meeting...." *See The Boeing Co.* (avail. Feb. 17, 2011). In its opinion, the Commission noted that based on the information presented, Boeing's policies, practices and procedures compare favorably with the guidelines of the proposal. *Id.* Substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See Exxon Mobil Corp.* (avail. Mar. 17, 2011) (proposal requesting that the board prepare a report on the steps the company has taken to reduce the risk of accidents and further specify that the report should describe the board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment was substantially implemented by Exxon Mobil's public disclosures which compared favorably with the guidelines of the proposal). *See also, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999). Differences between a company's actions and a stockholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. *See, e.g., Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit stockholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit stockholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to verify the employment legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce).

The Commission has also consistently granted requests for no-action relief related to stockholder proposals requesting the issuance of a report when the company could demonstrate that it had published the relevant information on its public website. *See e.g., Aetna Inc.* (Mar. 27, 2009) (permitting exclusion of a proposal requesting a report describing the company's policy responses to concerns about gender and insurance when the company had published a paper addressing such issues) and *Alcoa Inc.* (Feb. 3, 2009); *Wal-Mart Stores, Inc.* (Mar. 10, 2008) and *Dow Chemical Company* (Mar. 5, 2008) (in each case permitting exclusion of a proposal requesting a global warming report when the company already generally addressed the issue). In *Deere & Company* (Nov. 13, 2012), the stockholder proposal was similar to the Stockholder Proposal presented here. In that case, the Commission permitted exclusion of the stockholder proposal stating that the company's "public disclosures compare favorably with the guidelines of the proposal" and that the company had, therefore, substantially implemented the proposal. *Id.*

Marathon's Health, Environmental, Safety and Corporate Responsibility Committee (the "Committee") of the Board of the Directors (the "Board") has oversight responsibility with respect to the Company's formulation and adoption of policies, programs and practices concerning health, environmental, safety, social, public policy and political issues. *See* the Marathon Oil Corporation Health, Environmental, Safety and Corporate Responsibility Committee Charter, which is attached hereto as "Exhibit B" and is also available on Marathon's website at:
http://www.marathonoil.com/Investor_Center/Corporate_Governance/Board_Committees_and_Charters/ under the HES/Corporate Resp. tab. The Committee is comprised of five independent members of the Board.

Marathon and its subsidiaries are committed to high standards of health, environmental, safety and security performance through what it calls "Living Our Values." In its 2011 Corporate Social Responsibility Report (the "CSR Report"), Marathon's chairman, president and chief executive officer, Clarence P. Cazalot, Jr., provided that "Living Our Values" is "incorporating core principles related to health and safety, environmental stewardship, honesty and integrity, corporate citizenship and a high performance team culture into all aspects of our business." *See* the CSR Report at 4, which report is attached hereto as "Exhibit C" and is available on Marathon's website at http://www.marathonoil.com/Social_Responsibility/Reporting/. These core principles are set forth in Marathon's Corporate Responsibility Policy (the "Policy"), which provides, in part "[t]o be a good neighbor in the communities in which we operate by...(b) respecting the human, cultural and legal rights of individuals and communities, and (c) endorsing the goals and principles of the United Nations Universal Declaration of Human Rights." *See* the Policy attached hereto as "Exhibit D" (emphasis added). As further provided in the Policy under the Policy Review Section, the Policy is required to be reviewed at least once every five years. *See* Policy at 2.

In its CSR Report, Marathon further provides the following statement on human rights:

> Marathon Oil strives to conduct our operations safely and responsibly, and to respect the human, cultural and legal rights of individuals and communities where we operate. We respect human rights within our workforce, across our value chain and throughout our business relationships. This commitment stems from the United Nations (U.N.) Universal Declaration of Human Rights and the International Labor Organization's (ILO) Declaration on Fundamental Principles and Rights at Work....
>
> We have been an active participant in the Voluntary Principles on Security and Human Rights (VPs) since 2005, and have developed specific implementation guidelines that address human rights risk assessments, interaction with public and private security, and contract language. Classroom training is mandatory for Marathon Oil managers, security personnel and relevant contractor supervisors in applicable locations. In 2011, Marathon Oil provided human rights training for 203 participants in the Iraqi Kurdistan Region and 125 participants in Equatorial Guinea.

See the CSR Report at 14-15 (emphasis added).

Further, Marathon promotes fundamental human and worker rights in accordance with the United Nations Universal Declaration of Human Rights ("UDHR"). Its commitment to the UDHR is underscored through the participation in the Voluntary Principles on Security and Human Rights ("Voluntary Principles"). This international initiative guides extractive companies in maintaining the safety and security of their operations globally within a framework that ensures respect for human rights and fundamental freedoms. Marathon's strong values and social responsibility principles make the Voluntary Principles on Security and Human Rights a natural set of guidelines to adhere to in order to further its values of being a strong corporate citizen.

Marathon also provides training on human rights and the Voluntary Principles to employees, especially key supervisory and security staff working designated international assignments. The training focuses on human rights principles, as well as the Company's human rights commitments through relationships with different stakeholders, such as employees, partners, contractors, host governments and communities. Training is delivered in specific areas, including new entry operations, as part of its standard due diligence procedures in new countries of operation.

Therefore, the policies, practices and procedures adopted by Marathon compare favorably with the guidelines of the Stockholder Proposal. As evidenced by the Company's public disclosures and its long-standing policies and practices, human rights are a vital part of the core principles through which the Company "Lives [Its] Values." Accordingly, it is our opinion that, consistent with the precedents referenced above, the Stockholder Proposal has been substantially implemented by the Company and is, therefore, excludable under Rule 14a-8(i)(10).

VI. Conclusion

As is demonstrated by the foregoing discussion, Marathon believes the Stockholder Proposal is excludable under Rule 14a-8(i)(10). Based on the foregoing, Marathon respectfully requests the Division's staff confirm that it will not recommend any enforcement action if Marathon excludes the Stockholder Proposal from its 2013 Proxy Materials.

In accordance with Rule 14a-8(j) and Staff Legal Bulletin No. 14D, Shareholder Proposals (Nov. 7, 2008), question C, we are submitting this letter to the Commission via email to shareholderproposals@sec.gov. A copy of this letter, together with enclosures, is also being emailed and mailed on this date to the Proponent in accordance with Rule 14a-8(j), thereby providing notice of Marathon's intention to omit the Stockholder Proposal from its 2013 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days prior to the date Marathon intends to file its definitive 2013 Proxy Materials. Please acknowledge receipt of the materials via return email to me at rjkolencik@marathonoil.com.

If the Commission's staff disagrees with any of the conclusions or positions taken herein, such that it will not be able to take the no-action position requested, Marathon would appreciate the opportunity to confer with the Commission's staff prior to the issuance of a negative response. If you have any questions, please feel free to call me at 713-296-2535.

Sincerely,



Richard J. Kolencik
Assistant General Counsel, Corporate and Finance

Attachments

cc: S. J. Kerrigan (w/out attachments)
S. A. Mazzu, III (w/out attachments)
Harry Van Buren, Staff Consultant to the Episcopal Church's Committee on Corporate Social Responsibility (w/attachments – via email and regular U.S. mail)
Margareth Crosnier de Bellaistre (w/attachments – via regular U.S. mail)

EXHIBIT A

THE
Episcopal
CHURCH

VIA FASCIMILE 713.499.8401/713.296.2952 AND ELECTRONIC MAIL
(sjkerrigan@marathonoil.com)

November 14, 2012

Sylvia J. Kerrigan
Corporate Secretary
Marathon Oil Company
5555 San Felipe, Suite 2528
Houston, TX 77056

Dear Ms. Kerrigan:

The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America ("Episcopal Church") is the beneficial owner of 24,400 shares of Marathon Oil Company common stock (held for the Episcopal Church by The Bank of New York/BNY Mellon).

The Episcopal Church has long been concerned not only with the financial return on its investments, but also (along with many other churches and socially concerned investors) with the moral and ethical implications of its investments. We are especially concerned about issues related to human rights, which have received increasing attention and concern from a variety of stakeholders.

To this end, the Episcopal Church hereby files the attached shareholder proposal and supporting statement, which requests that the Board review and amend, where applicable, Marathon Oil's policies with regard to human rights (recommending that summary of this review be posted to the company's website by October 2013), for consideration at the company's 2013 Annual Meeting. This resolution is being submitted in accordance with Rule 14a-8 of the General Rules and Regulations under the Securities and Exchange Act of 1934. The Episcopal Church will hold its shares through the 2013 annual meeting. We hope that you will find this request both reasonable and easy to fulfill, so that during dialogue an agreement might be reached—allowing the Episcopal Church to withdraw the proposal.

Harry Van Buren, Staff Consultant to the Episcopal Church's Committee on Corporate Social Responsibility, can be contacted regarding this resolution at 505.867.0641 (telephone) or 4938 Kokopelli Drive NE, Rio Rancho, NM 87144. He is authorized to act on the Episcopal Church's behalf regarding this resolution.

Very truly yours,

Margareth Crosnier de Bellaistre

Margareth Crosnier de Bellaistre
Director of Investment Management and Banking

The Domestic *and* Foreign Missionary Society *of the* Protestant Episcopal Church *in the* United States *of* America
ESTABLISHED 1821 INCORPORATED 1846
815 Second Avenue ← New York, New York 10017 ← 800.334.7626 *or* 212.716.6000 ← episcopalchurch.org



Human rights – Review and Amend Policies

WHEREAS, Marathon Oil, as a global corporation, faces increasingly complex problems as the international social and cultural context within which it operates changes.

Companies are faced with ethical and legal challenges arising from diverse cultures and political and economic contexts. Today, management must address issues that include human rights, workers' rights to organize and bargain collectively, non-discrimination in the workplace, protection of the environment, and sustainable community development.

We believe global companies must implement comprehensive codes of conduct, such as those found in "Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance," developed by an international group of religious investors (April, 2003, www.bench-marks.org). As a matter of ethical responsibility and business prudence, companies must formulate policies that reduce risks to their reputations in the global marketplace.

In June 2011, the United Nations Human Rights Council endorsed the "Guiding Principles on Business and Human Rights: Implementing the United Nations 'Protect, Respect and Remedy' Framework," proposed by UN Special Representative John Ruggie. We believe significant commercial advantages may accrue to our company by adopting a comprehensive human rights policy based on these principles, serving to enhance corporate reputation, improve employee recruitment and retention, improve community and stakeholder relations and reduce risk of adverse publicity, consumer boycotts, divestment campaigns and lawsuits.

RESOLVED, the shareholders request that the Board of Directors review and amend, where applicable, Marathon Oil's policies with regard to human rights. We request a summary of this review by October 2013 and suggest that it be posted on the company's website.

Supporting Statement

Marathon Oil does have existing corporate policy statements regarding human rights. For example, the company's website includes this statement (http://www.marathonoil.com/social_responsibility/socioeconomic/, accessed October 8, 2012): "Marathon respects the human, cultural and legal rights of individuals and communities. Within our relationships with stakeholders and legitimate business role, we promote fundamental human and worker rights in accordance with the United Nations Universal Declaration of Human Rights (UDHR)." Marathon Oil also participates in the Voluntary Principles on Security and Human Rights. However, we believe that all companies ought to engage in comprehensive reviews of their human rights policies, especially companies such as Marathon Oil that operate in challenging human rights environments, which for the company include Angola, Equatorial Guinea, Iraq, and Libya.

We particularly urge attention to harassment or discrimination against women and other forms of violence in the workplace, as well as the rights of minorities. We believe the review also should take note of other human rights standards, such as the Fourth Geneva Convention, the International Covenant on Civil and Political Rights, the International Covenant on Economic, Cultural and Social Rights, and reports of UN special rapporteurs on countries where Marathon Oil does business. This review and report will assure shareholders that our company's policies and practices reflect and conform to human rights conventions and guidelines and international law.

The Domestic *and* Foreign Missionary Society *of the* Protestant Episcopal Church *in the* United States *of* America
ESTABLISHED 1821 INCORPORATED 1846
815 Second Avenue ✦ New York, New York 10017 ✦ 800.334.7626 *or* 212.716.6000 ✦ episcopalchurch.org





Richard J. Kolencik
Assistant General Counsel and Assistant Secretary

Marathon Oil Corporation
5555 San Felipe Street
Houston, Texas 77056
Telephone 713.296.2535
Fax 713.296.4227
rjkolencik@marathonoil.com

VIA FAX (505-277-7108) and REGULAR MAIL

November 28, 2012

Harry Van Buren
Staff Consultant
Episcopal Church's Committee on Corporate Social Responsibility
4938 Kokopelli Drive NE,
Rio Rancho, NM 87144

Re: Shareholder Proposal – Human Rights – Review and Amend Policies

Dear Mr. Van Buren:

On November 14, 2012 Marathon Oil Corporation ("Marathon") received a letter from Margareth Crosnier de Bellaistre, Director of Investment Management and Banking for the Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America (the "Episcopal Church"), dated November 14, 2012, which proposed a resolution to be considered by the shareholders of Marathon at its 2013 annual meeting of stockholders. I am responding to you because Ms. Crosnier de Bellaistre has requested that all correspondence on this matter be directed to you. The Episcopal Church's shareholder proposal requests that Marathon's board of directors review and amend Marathon's policies with regards to human rights, with a summary of such review to be prepared and posted on Marathon's website by October 2013.

As you may be aware, Rule 14a-8 promulgated under the Securities Exchange Act of 1934 sets forth certain eligibility and procedural requirements that must be met in order to properly submit a shareholder proposal to Marathon. This letter serves as notification that Ms. Crosnier de Bellaistre's November 14th letter, which was received by Marathon by facsimile on November 14th, does not meet all of the eligibility and procedural requirements of Rule 14a-8.

Specifically, according to Rule 14a-8(b)(1), in order for us to consider the Episcopal Church's resolution, the Episcopal Church must demonstrate to us that, as of November 14, 2012, it continuously held at least $2,000 in market value, or 1%, of the shares entitled to be voted on the resolution at Marathon's 2013 annual meeting of shareholders for at least one year.

Ms. Crosnier de Bellaistre's letter dated November 14, 2012, states, in part, that ownership in Marathon's stock will be held until after the annual meeting. Additionally, it states, in part, that the Fund beneficially owns 24,400 shares of Marathon common stock. However, Ms. Crosnier de Bellaistre did not indicate whether the Episcopal Church has continuously held $2,000 in market value, or 1%, of the shares entitled to be voted for more than one year. Ms. Crosnier de Bellaistre further provides that the record holder of the stock is The Bank of New York/BNY Mellon. However, Ms. Crosnier de Bellaistre's letter does not include the appropriate verification by the "record" holder of the Episcopal Church's beneficial ownership. As of the date of this letter, Marathon has not received this verification from The Bank of New York/BNY Mellon.

If the Episcopal Church holds its Marathon shares through a bank or broker, then in order to substantiate the Episcopal Church's share ownership, Rule 14a-8(b)(2) requires the Episcopal Church to submit to Marathon a written statement from that bank or broker verifying that, as of November 14, 2012, the Episcopal Church continuously held at least $2,000 in market value, or 1%, of the shares entitled to be voted on the resolution at Marathon's 2013 annual meeting of shareholders for at least one year. Please see Rule 14a-8(b)(2)(i) for further details, and Rule 14a-8(b)(2)(ii) for an alternative way to prove ownership.

Based on these rules, Marathon hereby requests a written statement from the "record" holder that it held at least $2,000 in market value of Marathon common stock for at least one year by the date the Episcopal Church submitted the proposal. As provided in Rule 14a-8(f), your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification. Therefore, this information is due on or before December 12, 2012.

If you have any questions or would like to discuss this matter further, please feel free to call me at the number above.

Sincerely,



Richard J. Kolencik

/rjk

cc: S. J. Kerrigan
S. A. Mazzu, III



BNY MELLON
ASSET SERVICING

VIA E-MAIL: rjkolencik@marathonoil.com and VIA FAX: 713-296-4227

November 30, 2012

Richard J. Kolencik
Assistant General Counsel and Assistant Secretary
Marathon Oil Corporation
5555 San Felipe Street
Houston, TX 77056

Dear Mr. Kolencik,

With respect to The Domestic and Foreign Missionary Society of the Protestant Church in the United States, we are pleased to confirm the following:

1. The Bank of New York Mellon is the holder of record;
2. For the past twelve (12) months, The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States has owned continuously a minimum of 20350 shares of Marathon Oil Corporation;
3. The Bank of New York Mellon certifies that as of November 14, 2012, The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States held 20350 shares of Marathon Oil Corporation for a market value of $611,517.50

If you have any questions regarding this information, please contact me at (412) 234-5338.

Sincerely,

Terri Volz
BNY Mellon Asset Servicing

Xc: Margareth Crosnier de Bellaistre
Mr. Harry Van Buren

EXHIBIT B

MARATHON OIL CORPORATION

Health, Environmental, Safety and Corporate Responsibility Committee

(Effective November 1, 2011)

Statement of Purpose

The Health, Environmental, Safety and Corporate Responsibility Committee (the "Committee") is a standing committee of the Board of Directors (the "Board"). The purpose of the Committee is to assist the Board with respect to (i) identifying, evaluating and monitoring health, environmental, safety, social, public policy and political trends, issues and concerns that could affect the Company's business activities and performance, (ii) analyzing the Company's global reputation and developing recommendations to strategically position the Company to support its business objectives, and (iii) developing recommendations to the Board for the formulation and adoption of policies, programs and practices concerning health, environmental, safety, social, public policy and political issues.

Authority

The Committee shall have the authority and responsibility to engage and terminate outside legal counsel or other consultants to assist in discharging its responsibilities hereunder. The Committee shall have full access to any relevant records of the Company and may also request that any officer or other employee of the Company, including the Company's outside counsel or any other person meet with any members of, or consultants to, the Committee.

Membership

This Committee shall be comprised of not less than three nor more than six members. Each member shall (i) be a member of the Board, and (ii) be independent and qualified under standards established by applicable law, stock exchange listing standards, and the Company's Corporate Governance Principles. Except in any such member's capacity as a member of the Committee, the Board, or any other board committee, no member shall accept any consulting, advisory, or other compensatory fee from the Company, or be an affiliated person of the Company or any subsidiary thereof.

Meetings

The Committee will meet at least three times each year, with authority to convene additional meetings as circumstances require. All Committee members are expected to attend each meeting, in person or by teleconference. Meeting agendas will be prepared and provided in advance to members, along with appropriate briefing materials. Minutes of each meeting will be prepared. If requested by any member of the Committee, time shall be allotted for an executive session of Committee members only and any executives or outside advisors they might want to invite.

Quorum

A majority of the total number of Committee members then in office shall constitute a quorum for the transaction of business at any meeting. All matters shall be decided by the affirmative vote of a majority of members present in person or via teleconference at a meeting duly called and held.

Responsibilities

The following shall be the principal responsibilities of the Committee:

1. *Health, Environmental, Safety, Social, Public and Political Policies, Programs and Practices.* The Committee shall periodically review and make recommendations to the Board on, and monitor the Company's compliance with, the Company's policies, programs and practices concerning broad health, environmental, safety, social, public policy and political issues.

2. *Health, Environmental, Safety, Social, Public Policy and Political Trends.* The Committee shall identify, evaluate and monitor the health, environmental, safety, social, public policy and political trends, issues and concerns, domestic and international, which affect or could affect the Company's business activities, performance and reputation by generating expectations of the Company by its constituencies, including shareholders, employees, customers, vendors, governments and the public.

3. *Review of Legislative and Regulatory Issues.* The Committee shall periodically review legislative and regulatory issues affecting the Company's businesses and operations.

4. *Political, Charitable and Educational Contributions.* The Committee shall review the Company's political, charitable and educational contributions.

5. *Report of Compliance and Effectiveness.* The Committee shall receive periodic reports to:

   a. monitor compliance with the Company's system of internal controls over health, environmental, safety, social and political regulatory requirements, industry standards, and internal policies, programs and practices;

   b. monitor the effectiveness of systems necessary to ensure compliance with applicable legislation, regulatory requirements, industry standards, and internal policies, programs and practices related to health, environmental, safety, social and political matters;

   c. review the findings of regulatory agencies in respect of health, environmental, safety, social and political matters, as well as management's responses thereto;

   d. review significant health, environmental and safety risks and exposures, including mitigation and remedial actions; and

   e. review emergency response planning procedures for the health, environmental and safety areas.

6. *Performance Evaluation.* The Committee shall evaluate its performance on an annual basis and develop criteria for such evaluation consistent with the responsibilities set forth in this charter.

7. *Delegation.* The Committee may delegate any of its responsibilities to a subcommittee comprised of one or more members of the Committee.

8. *Other Delegated Responsibilities.* The Committee shall also carry out such other duties that may be delegated to it by the Board from time to time.

9. *Review of Charter.* The Committee shall reassess and report to the Board on the adequacy of this charter on an annual basis.

EXHIBIT C

Living Our Values

2011 Corporate Social Responsibility Report





Marathon Oil

ABOUT THIS REPORT

Marathon Oil Corporation's 2011 *Living Our Values Corporate Social Responsibility Report* illustrates our efforts to advance non-financial performance and to promote greater economic, social and environmental sustainability in the communities where we live and work. Within, we provide tangible examples of how we are "living our values"—health and safety, environmental stewardship, honesty and integrity, corporate citizenship and a high performance team culture—through all our business endeavors.

This is Marathon Oil's first report as a newly international independent energy company, following the successful 2011 spin-off of our refining, marketing and transportation business. Unless otherwise stated, all 2011 information and performance data relate to exploration and production, and integrated gas. In some cases, we include information on our non-operated assets, such as Equatorial Guinea LNG Holdings Limited (EG LNG), that are material to our Corporate Social Responsibility (CSR) performance. For information on oil sands mining, please visit www.Marathonoil.com.

Our reporting follows the *Oil & Gas Industry Guidance on Voluntary Sustainability Reporting*, a joint publication of IPIECA, the American Petroleum Institute (API) and the International Association of Oil & Gas Producers (OGP). This *Guidance* provides a common framework for the petroleum industry and helps Marathon Oil select indicators to demonstrate our sustainability performance. Our approach to reporting has also been informed by the Global Reporting Initiative (GRI) G3.1 Sustainability Reporting Guidelines. We continue to include quantitative and qualitative metrics to provide relevant and meaningful information about our operations and non-financial performance. This annual report describes our actions and performance on material issues. Additional detail on select topics is available on our website.

This report has not been evaluated by any third party or external assurance agency, with the exception of the financial and operational highlights excerpted from the 2011 Annual Report on Form 10-K. Please visit www.Marathonoil.com to view our 2011 Annual Report on Form 10-K.

Materiality Determination

In 2011, we convened key managers from across the Company to identify and prioritize the issues most relevant to our operations and to our stakeholders that are within our ability to directly control. This assessment was guided by the IPIECA/API/OGP *Oil & Gas Industry Guidance on Voluntary Sustainability Reporting* as well as the GRI principles for report content and quality.

Additionally, through stakeholder engagement, we seek internal and external perspectives to identify and help us better understand and consider the risks and opportunities associated with new and emerging issues, regulations, standards and leadership practices. This report focuses on topics and data of greatest relevance to our stakeholders.


In This Report
On The Web
Increasing External Awareness
Increasing Company Impact


Exploration
Production
Oil Sands Mining
Integrated Gas

Contents

Marathon Oil at a Glance



Exploration and Production:
Marathon Oil's exploration activities are focused on adding profitable production to existing core assets and developing potential new core areas. Marathon Oil's production operations supply liquid hydrocarbons and natural gas to the growing world energy markets. Worldwide production operations are currently focused in North America, Africa and Europe. The Company also holds ownership interests in both operated and outside-operated oil sands leases in Canada that could be developed using in-situ methods of extraction.



Oil Sands Mining:
Marathon Oil owns a 20 percent outside-operated interest in the Athabasca Oil Sands Project (AOSP), which includes the Muskeg River and Jackpine mines, the Scotford Upgrader and additional prospective acreage in Alberta, Canada. These assets give Marathon Oil access to stable, long-life Organization for Economic Cooperation and Development (OECD) production.



Integrated Gas:
Marathon Oil's integrated gas business adds value through the development of opportunities created by demand for natural gas. This business complements the Company's exploration and production operations and opens an array of investment opportunities designed to add value growth.

TO OUR STAKEHOLDERS

The successful spin-off of Marathon Oil Corporation's downstream business during 2011 marked an important milestone in our Company's rich 125-year history. As a result, today Marathon Oil is an international independent energy company well positioned to capitalize on emerging business opportunities while maintaining our focus on sustainability and values.

While Marathon Oil continues to evolve and adapt to the ever-changing economic, geopolitical and competitive landscape, we maintain our focus on our long-standing commitment to Living Our Values—incorporating core principles related to health and safety, environmental stewardship, honesty and integrity, corporate citizenship and a high performance team culture into all aspects of our business.

In 2011 we acquired a major leasehold position and began ramping up operations in the Eagle Ford Shale in South Texas, and continued development and production activities in the Bakken Shale of North Dakota and other liquids-rich unconventional onshore U.S. resource plays. We advanced our exploratory efforts in key resource basins located in the Iraqi Kurdistan Region and Poland, and maximized the value of our base assets in Africa, North America, Norway and the United Kingdom. While these business activities are designed to contribute to our profitable growth, they also bring potential community, workplace and environmental challenges and opportunities that we will proactively address through our social responsibility programs.

Major CSR Milestones in 2011

We have been tracking our Corporate Social Responsibility (CSR) progress through 16 broad goals. Among these, we're pleased to report that at the end of 2011 we exceeded our goals for reducing greenhouse gas (GHG) emissions and improving energy efficiency. In light of the EPA Mandatory Reporting Rule for U.S. assets, our GHG emissions profile will change, and we are evaluating future activities to continue our GHG intensity improvement. Among other socio-economic initiatives, we engaged our local stakeholders in community meetings in Eagle Ford, the Iraqi Kurdistan Region and Poland.

Our safety performance in 2011 improved versus 2010. We believe that the implementation of the Event



Management Standard in 2012 will continue to strengthen our safety record by adding a focus on leading indicators.

I would like to convey my appreciation for the hard work, enthusiasm and innovation of Marathon Oil's employees. It's their commitment to doing the right thing that keeps Our Values and management systems strong, and makes us a more successful and responsible company.

We live in a time of great challenges and opportunities. Particularly in the oil and gas industry, new technologies are opening up geographies and energy resources once considered inaccessible. Expectations that we conduct our operations safely and in an environmentally friendly way are higher than ever. Our external stakeholders hold those expectations—and so do we.

Sincerely,

C.P. Cazalot Jr.

Clarence P. Cazalot Jr.
Chairman, President and Chief Executive Officer

June 2012

PERFORMANCE SUMMARY

Corporate Social Responsibility Performance Highlights[a]	2011	2010	Change	Discussion
Fatalities (Employee and Contractor Workforce)[a]	0	0	0.0%	N/A
Global Safety Performance – Total Recordable Incident Rate (TRIR)[a]	0.56	0.59	-5.1%	Page 26
Social Investments – Philanthropic and Sustainable (million dollars)	$25.0	$24.0	4.2%	Page 16
Global Greenhouse Gas Emissions (million tonnes CO_2e)[c,d]	3.76	4.14	-9.2%	Page 18
Global Greenhouse Gas Intensity (tonnes CO_2e on a weighted basis/Production)	18.7	21.0	-11%	Page 18
Energy Use (trillion BTU)	49.6	50.0	-0.8%	Page 20
Global Oil Spills – Number[b,e]	89	103	-14%	Page 21
Global Oil Spills – Total Volume of Oil Spilled (barrels)[b,e]	57	253	-77%	Page 21
Employees – Minorities as a Percentage of Workforce (U.S.)	19.3%	18.8%	2.7%	Pages 28-30
Employees – Women as a Percentage of Workforce (Global)	31.3%	32.3%	-3.1%	Pages 28-30

a Unless otherwise stated, all 2010 and 2011 information and performance data relate to the upstream business only, and therefore are not comparable to previous reporting as an integrated company.
b Some data has been updated due to improved data accuracy and completeness or reporting changes.
c GHG CO_2e emissions are based on carbon dioxide, methane and nitrous oxide from Marathon Oil-operated facilities only.
d GHG emission and intensity values reflect comparable sources and methodology to previous years, without revisions under new U.S. EPA reporting requirements.
e 2011 data includes oil-based drilling muds (per IPIECA guidelines).

Financial and Operating Highlights

Category	2011	2010	2009
Revenues	$ 14,663	$ 11,690	$ 8,524
Income from Operations	4,813	4,224	2,885
Income from Continuing Operations[a]	1,707	1,882	716
Income from Discontinued Operations[a]	1,239	686	747
Net Income	2,946	2,568	$ 1,463
Income from Continuing Operations Per Common Share – Diluted[a]	$ 2.39	$ 2.65	$ 1.01
Discontinued Operations Per Common Share – Diluted[a]	$ 1.74	$ 0.96	$ 1.05
Net Income Per Common Share – Diluted	$ 4.13	$ 3.61	$ 2.06
Long-term Debt[b]	4,674	7,601	8,436
Stockholders' Equity[b]	17,152	23,771	21,910
Total Assets[b]	31,371	50,014	47,052
Capital Expenditures[c,d]	3,399	3,396	3,321
Dividends Paid	587	704	679
Income Tax Expense on Continuing Operations[d]	2,720	2,175	2,047
Average Daily Net Sales:			
Exploration and Production Segment (MBOEPD)[d,e]	363	391	400
Oil Sands Mining Segment Synthetic Crude (MBPD)	43	29	32
Integrated Gas Segment LNG (MTPD)[f]	7,086	6,859	6,842
Integrated Gas Segment Methanol (MTPD)[f]	1,282	1,049	1,192
Net Proved Reserves:[b]			
Liquid Hydrocarbon, Natural Gas and Synthetic Crude Oil Reserves (MMBOE)[b]	1,800	1,638	1,679
Number of Employees[b,g]	3,322	29,677	28,855

a Our downstream business was spun off on June 30, 2011, and has been reported as discontinued operations in all periods presented. Ireland and Gabon operations were sold in 2009 and also reported as discontinued operations.
b As of end of period presented.
c Excludes acquisitions and includes accruals.
d Excludes discontinued operations.
e Includes natural gas acquired for injection and subsequent resale of 16, 18 and 22 MMCFD in the years ended December 31, 2011, 2010 and 2009, respectively.
f Includes both consolidated sales volumes and the Company's share of the sales volumes of equity method investees. LNG sales from Alaska, conducted through a consolidated subsidiary, ceased when these operations were sold in the third quarter of 2011. LNG and methanol sales from Equatorial Guinea are conducted through equity method investees.
g Reduction in number of employees was due to the spin-off of the downstream business.

With the spin-off of our downstream business, "everything is changed, but nothing is different," as the saying goes, for Marathon Oil Corporation.

We are now positioned as a major independent exploration and production company, with enhanced focus on the opportunities, and responsibilities, incumbent upon such a smaller, yet global enterprise. Amidst strategic and operational changes, Living Our Values remains our central tenet, and continuous improvement, a fundamental objective.

For yesteryear's Marathon Oil and for today's, no two pillars are more important, and they are the foundation for our approach to Corporate Social Responsibility. The Company's Board recognizes that its principal mission is to optimize our shareholders' economic value. But there should be no daylight between those efforts and our stewardship of Marathon Oil's non-financial values. Our industry's and our communities' environmental, safety, geopolitical and workplace risks and opportunities must continue to be foremost in the minds of all those associated with this Company.

These premises are challenged anew by the shift to unconventional resource plays. Addressing real and perceived hazards, training in new skills, building substantive relationships with new neighbors—all necessarily and appropriately require the attention and diligence of every employee.

In the past several years, we have adopted targets and metrics to measure how Marathon Oil is living up to our own sense of duty to the Company's varied constituencies. And we hope you find our measures of performance appropriate and meaningful.

We shall be refining these criteria based on evolving learnings, transparently disclosing our performance, and holding ourselves accountable. Your attention is directed



to the progress we have made; your suggestions on areas for improvement are most welcome.

Marathon Oil responds to ever-increasing demand, secures resources in difficult conditions, produces tangible products, and operates in "the real world." Each of these pose opportunities, but also constraints. The Board, its Health, Environment, Safety and Corporate Responsibility (HES&CR) Committee and the Company's management remain committed to optimizing our business performance while honoring our commitment to the values long identified with "Marathon Oil."

Philip Lader
Chairman, HES&CR Committee
Marathon Oil Corporation Board of Directors

STAKEHOLDER ENGAGEMENT MAP

Marathon Oil engages with stakeholders at every level of the Company through both formal and informal means. Our stakeholders voice concerns, provide suggestions and help us to conduct our business in a more responsible and productive manner. Below is a snapshot of these priorities and the mechanisms we use to discuss and resolve issues at the corporate and operations levels.

	INVESTORS	INDUSTRY	NGOs	EMPLOYEES	COMMUNITIES	GOVERNMENTS
Top Priorities	• Business strategy and continuity • Risk and reputation management • Financial performance • Net reserves • Nature of operations	• Shale exploration and development • Supplier requirements • Technology innovation • Health and safety • Public policy positions	• Sustainable development • Human rights • Energy use and GHG emissions • Water impacts • Revenue transparency	• Health and safety • Business continuity and success • Professional development • Benefits	• Local employment • Vehicle traffic and road safety • Local supplier opportunities • Land access and compensation • Environmental footprint	• Regulatory compliance • Taxes and royalties • Future energy demand • Economic development and job creation
Corporate Engagement	• SEC filings • Investor presentations, conferences and webcasts	• Trade associations • International business councils	• EITI participation • Commitment to Voluntary Principles on Security and Human Rights • Environmental conservation programs	• Training • Quarterly leadership meetings • Code of Conduct and HES&S Policy • Integrity Helpline	• Marathonoil.com • Social investment programs • Media and social media • Royalty relations	• Policy development and advocacy • EITI participation
Operations Engagement	• Tours	• Chambers of Commerce meetings • Peer-to-peer engagement • Coordination on best practices	• Joint projects and partnerships • Employee volunteering • Community meetings	• Safety and cross-functional committees	• Community meetings • Media • Local procurement • Landowner meetings and negotiations • Philanthropy and volunteering	• Permit reviews and other compliance activities • Regional development

MANAGEMENT SYSTEMS

Marathon Oil's Enterprise Risk Management (ERM) process identifies and monitors the Company's risks and mitigation activities. This requires input from executive management, business units and internal audit to identify critical risks and assess their mitigation. Risk champions are assigned for critical enterprise risks, including health, public policy, environment, safety and security. Champions, in conjunction with the business units, are responsible for assessing current and future risks including non-financial risks raised through research or stakeholder feedback. The most significant are reported in our 2011 Annual Report on Form 10-K, and identified risks are reported to the Board and executive management on a regular basis.

At the operations level, we use a risk-based management system to drive continuous improvement on health, environment, safety and security (HES&S) and social performance. The Global Performance System (GPS) is a "plan-do-check-adjust" process, implemented at the operational level, which integrates communication, community engagement, environmental stewardship, and health and safety. Our HES&S standards and CSR guidelines support implementation of the GPS and ensure appropriate processes are embedded into business planning and operations. GPS risk assessments are also used to inform HES&S standards, training tools, audit procedures, checklists and other management mechanisms.

Management in Action

Marathon Oil uses the "plan-do-check-adjust" framework to drive continuous improvement. Through consistent application at each stage, assets such as our Eagle Ford Shale play have successfully managed local challenges and improved performance.

Plan

We identify risks and impacts to people, the environment and the business, evaluate their relative significance and set priorities for risk mitigation.

After discovering an issue during a safety and environmental evaluation of recently acquired assets, the Eagle Ford Asset team developed a flare design philosophy that would reduce the potential for liquid carryover and reduce tank and truck venting emissions.

Do

We implement operational controls or changes to proactively address potential risks.

Modifications for the new flare design were implemented and documented through our management of change process. This process requires modifications to be reviewed from safety, environmental, technical and business perspectives before being implemented.

We conduct a structured management review of mitigation controls and modify as needed to ensure that objectives are achieved.

An alternative design was proposed to provide a separate vent flare, which was installed and monitored. The venting was greatly reduced; however, operational concerns with both flares remained. The original design was modified to resolve the venting and operational issues. The team is now installing these modifications and will continue to check and adjust as needed to minimize our impacts.



PLAN
Create & Organize
DO
Communicate & Implement
CHECK
Monitor & Correct
ADJUST
Review & Revise
Continual Improvement

Check

We monitor the effectiveness of corrective actions in addressing underlying root causes and reducing the likelihood of recurrence.

As production rates increased, the HES and Facilities team monitored venting using infrared cameras. They found that the flare design was not providing consistently optimal performance. However, it was successful at preventing further liquid carryover events.

2011 PERFORMANCE REPORT CARD

In 2010, we presented 16 goals across the areas of governance, society, environment and workplace. These goals have remained intact through the spin-off of our downstream business, although we have integrated updates to reflect Marathon Oil's business activities. We have denoted below where we have achieved our goals and where our efforts are ongoing. Examples of our activities to support these goals are presented throughout this report.

	Goals	Status	Discussion
Governance	Maintain an independent board to ensure proper company oversight.	Ongoing	Page 8
Governance	Conduct business under high ethical standards and promote rule of law and accountability.	Ongoing	Page 10
Governance	Promote openness in business dealings and revenue transparency through the Extractive Industry Transparency Initiative (EITI) process.	Ongoing	Page 11
Governance	Maintain a Company voice and participation in public policy decision-making, focusing on industry-relevant issues.	Ongoing	Page 11
Governance	Maintain awareness on key business issues to allow employees to make informed decisions.	Ongoing	Page 11
	Continue to engage key stakeholders to gain cooperation and alignment on business risks, issues and concerns.	Ongoing	Pages 5, 14
	Respect the human rights of all stakeholders and raise awareness across the business enterprise.	Ongoing	Page 14
	Adopt labor practices and human rights standards and promote supplier and vendor standards regarding labor practices, human rights, anti-corruption and environmental stewardship.*	Ongoing	Pages 14, 16
	In consultation with critical stakeholders, adapt community investment strategies that address issues, risks and impacts, and promote sustainable CSR projects which optimize philanthropic spend enterprise-wide to complement social responsibility initiatives.	Ongoing	Pages 16-17
Environment	Reduce GHG emissions intensity 4 percent by 2013 compared to a 2008 baseline.	Achieved	Page 18
Environment	Improve energy efficiency 5 percent by 2015 compared to a 2009 baseline.	Achieved	Page 20
Environment	Enhance environmental performance by reducing spills and releases, minimizing wastes, and promoting conservation, biodiversity and water management.*	Ongoing	Pages 20-22
Workplace	Strive for continuous improvement to achieve and maintain top quartile safety performance within our comparator group.*	Ongoing	Pages 24, 26
Workplace	Recruit, hire and promote the most qualified candidates while diversifying the workforce, and ensure training and development opportunities are available to enhance the diversity composition of professional and managerial positions.	Ongoing	Pages 28-30
Workplace	Strengthen the local pipeline of talent in support of business objectives.	Ongoing	Pages 28-30
Workplace	Continue to build capacity and measure progress globally.	Ongoing	Pages 28-30

 Achieved  Ongoing

* This goal was updated to better reflect our business as an international independent energy company, as well as [illegible] comparator company group



Political Contributions

The Marathon Oil Company Employees Political Action Committee (MEPAC) is a vehicle for employees to contribute to candidates for U.S. federal and state elected office. In 2011, MEPAC donated approximately $175,000 to 83 candidates, political party organizations and political action committees. MEPAC is a U.S. Federal Election Commission (FEC) registered organization and complies with all FEC, state and local rules and reporting requirements.

In 2011, Marathon Oil contributed $39,000, where allowed by law, in the U.S. and Canada to candidates, political party organizations and political action committees. Contributions support candidates who are for responsible energy development and are based solely on a candidate's position on business issues.

Marathon Oil is committed to conducting its business in an ethical, transparent and socially responsible manner.

We operate according to high standards of ethical business conduct and promote a culture across our global organization that values and believes in these standards. We also support the rule of law and accountability wherever we operate.

Progress Toward Goals

Following the spin-off of our downstream operations in 2011, Clarence P. Cazalot Jr. now serves as the chairman of the Board of Directors, president and CEO of Marathon Oil. The Company maintains an independent Board of Directors to ensure proper oversight.

Marathon Oil has continued to invest in education, training and resources to promote and maintain high levels of employee awareness regarding our expectations for ethical business conduct. Our objectives are to ensure compliance with relevant laws, regulations and policies; to foster an environment where employees may identify and report concerns or issues in good faith without fear of retaliation; and to prevent adverse reputational issues and other risks. Additionally, the Business Integrity Office annually assesses international and domestic locations for potential risk.

Our commitment to transparent payments to host governments remains firm. We have maintained our participation in the Extractive Industry Transparency Initiative (EITI) and continue to offer implementation assistance to countries where we operate.

Management Approach

The Board of Directors has ultimate ownership and accountability for our commitment to conduct our business in an ethical, transparent and socially responsible manner. Its responsibilities include enterprise risk management through the Audit and Finance Committee, which has the primary role in overseeing Sarbanes-Oxley controls. In addition, the Board's Health, Environment, Safety and Corporate Responsibility (HES&CR) Committee responsibilities include:

- Identifying, evaluating and monitoring health, environmental, safety, social, public policy and political trends, issues and concerns that could affect the Company's business activities and performance;
- Analyzing the Company's global reputation and developing recommendations to strategically position the Company to support its business objectives; and
- Developing recommendations to the Board for the formulation and adoption of policies, programs and practices concerning health, environmental, safety, social, public policy and political issues.


Fracturing

New Company, Consistent Values

GOVERNANCE


Board of Directors
Executive Management Team
Operating Regions

Board of Directors
The Board of Directors has ultimate ownership and accountability for our CSR commitments through its Health, Environmental, Safety and Corporate Responsibility (HES&CR) Committee.

Executive Management Team
The Executive Management Team establishes practices to ensure that the Company adheres to Our Values.

Operations manage, monitor and continuously improve our performance through the Marathon Oil Global Performance System (GPS).

1,300
Employees

Reporting to the Board's HES&CR Committee is the Health, Environment, Safety and Security (HES&S) Management Committee, which comprises operating and corporate function officers. This executive management committee is accountable for the HES&S policy, strategy and performance reviews, and maintains awareness of legislative and regulatory activities that could impact the Company's performance.

The CSR team is responsible for global coordination and implementation of our CSR policy and programs, and works with the Government Affairs, HES&S, Investor Relations/Public Affairs and Business Unit teams. Marathon Oil's CSR policy reflects our commitment to integrate high standards into everything we do, and includes nine central tenets: community development, stakeholder engagement, capacity building, transparency, rule of law, education and training, environmental stewardship, human rights and performance reporting. These tenets are aligned with the Company's Code of Business Conduct and HES&S policies, and provide a framework for business planning and operations.

Business Ethics
The vice president of corporate compliance and ethics serves as the chief compliance officer and leads our Business Integrity Advisory Committee. This officer is accountable to the Board of Directors for the Company's ethics policies and strategic direction, and provides an annual report of activities to the Audit and Finance Committee.

Our Code of Business Conduct reflects our commitment to high ethical standards and reinforces prompt and consistent actions in the maintenance of those standards. The Code applies to every individual who works for Marathon Oil. Other policies in

79 Anti-Corruption Sessions

place to prevent bribery and corruption include the Meals, Gifts and Entertainment Policy and the Whistleblower Policy.

Training is viewed as essential to ensuring all employees are aware of ethics and integrity as a core value. Employees must complete mandatory ethics computer-based training (CBT) within 60 days of their employment. Biennially, all employees must complete CBT or supervisor-facilitated ethics training on selected topics. The biennial trainings occurred in 2011 with 100 percent participation.

Preventing Corruption
Marathon Oil is against corruption in any form. Wherever we do business, the Company and our wholly owned and majority-owned subsidiaries strive to comply with all applicable laws aimed at preventing corruption, including the U.S. Foreign Corrupt Practices Act (FCPA) and United Kingdom Bribery Act. Annual anti-corruption compliance training is mandatory for all employees whose job responsibilities include operations in non-OECD countries or otherwise involve anti-corruption compliance. Employees who transfer outside the U.S. receive additional training.

The Company's comprehensive annual anti-corruption compliance audit program covers our international operations and outside-operated interests in non-OECD countries. In 2011, Marathon Oil assessed 27 international and domestic locations for corruption risk. To prevent corruption involving third parties, our Anti-Corruption Compliance Guidelines are applicable to vendors, contractors and joint venture partners. The guidelines mandate anti-corruption practices in selection processes, oversight, contract language and, depending on the level of risk, due diligence.

Transparency of Payments
Marathon Oil believes transparent reporting of revenue flows from oil and gas production, primarily achieved through the publication of revenues and government dialogue, is an important vehicle for combating bribery and corruption. The Company has participated in and supported the EITI since 2004. We believe that EITI strengthens governance, fosters stakeholder cooperation, aids development of civil society and assists in managing risk. Currently, Norway is an EITI-compliant country. In 2011, Iraq, a candidate country, published its first EITI report on oil and gas exports (excluding the Iraqi Kurdistan Region), and President Obama announced the United States' intent to join the global initiative. We continue to work with Equatorial Guinea on capacity-building efforts for transparency.

Public Policy and Advocacy



Employees attending the "Day at the Capitol" event in Oklahoma.

Marathon Oil promotes public policies that encourage responsible energy development and allow us to build a sustainable business. Our goal is to maintain a Company voice in public debates and to participate in public policy decision-making focused on issues relevant to our industry. Our challenge is to meet or exceed legal and regulatory requirements while maintaining the ability to operate cost-effectively, add value for shareholders and offer competitive employment opportunities. The Company also wants to preserve our ability to have a positive impact on communities where we operate and to protect the environment.

Marathon Oil representatives meet with regulators and policy makers to discuss potential government actions and policies. We work with stakeholder groups and industry to propose mutually acceptable solutions that address concerns. Marathon Oil has worked and continues to work with U.S. federal and state legislative and regulatory agencies regarding hydraulic fracturing chemical disclosure and other drilling, completions and safety practices. We are active supporters of the State Review of Oil and Natural Gas Environmental Regulations (STRONGER).

We also have a goal to maintain awareness on key business issues to allow stakeholders to make informed decisions. Our website highlighted hydraulic fracturing and other focus areas in 2011, and we continue to update the site's content based on relevant issues.



Pro Bono Legal Work

Through the Houston Law Organization, our attorneys and staff contributed more than 1,400 hours of pro bono legal assistance in 2011 to families who would otherwise have gone without legal help.

The Houston Bar Foundation in 2011 selected Marathon Oil, based on our 2010 pro bono contributions, to receive the Outstanding Contribution to the Houston Volunteer Lawyers Program Award by a Corporate Legal Department.

In 2011, we initiated implementation of the comprehensive stakeholder engagement plan we developed for Poland in 2010. This included information sharing, discussing Our Values and history, and hosting two community meetings and a rig visit in key locations prior to our exploration activities. We also hosted similar meetings for our operations in the Iraqi Kurdistan Region and the Eagle Ford in Texas. During these sessions, Marathon Oil subject matter experts were available to answer questions and address local stakeholders' concerns.

Our Bioko Island Malaria Control Project (BIMCP), launched nine years ago and led in collaboration with the government of Equatorial Guinea, achieved new milestones in 2011. Confirmed malaria cases in children between the ages of two and 15 on Bioko Island, for example, have been cut by 72 percent since 2003.

We fulfill our commitment to society and communities through multidisciplinary action, the use of practical tools, and ongoing monitoring and evaluation. This includes a rigorous social risk assessment process aimed at identifying potential risks and impacts before and during our operational activities. Underpinning this process is structured engagement with stakeholders, which informs our understanding of potential social and economic concerns and priorities. Furthermore, we operate under our comprehensive GPS Management System, enabling us to work efficiently while managing impacts on communities.



Three

Public Community Events

Successful stakeholder engagement initiatives strengthen our ability to acquire new concessions, operate existing assets efficiently and avoid project delays.

Marathon Oil conducts due diligence to identify potential social issues. A full social risk assessment may be performed to further identify possible risks and opportunities, evaluate their relative significance and set priorities. Project teams are also encouraged to develop and implement formal stakeholder engagement plans to ensure consistent and transparent two-way dialogue around our potential activities; to continuously solicit feedback on issues, risks and expectations; and to validate our understanding of stakeholder concerns and priorities.

As we began our activities in Kurdistan, we systematically identified and prioritized key stakeholders, issues and challenges. Multiple engagements were conducted with Mukhtars (local mayors) and Mullahs (religious leaders) to assess the accuracy and validity of our social risk and impact identification. As a result, we helped create community committees of local men and women to work with our project teams on challenges, issues and opportunities.

Marathon Oil strives to conduct our operations safely and responsibly, and to respect the human, cultural and legal rights of individuals and communities where we operate. We respect human rights within our workforce, across our value chain and throughout our business relationships. This commitment stems from the


Infrastructure Stress
ROAD

As the asset team manager for Marathon Oil's Bakken Shale play, with plenty of experience in challenging environments around the world, Terry Kovacevich understands that our business success comes hand in hand with challenges and opportunities for our host communities. When he arrived in North Dakota in 2006, Marathon Oil had just leased temporary office space, no permanent employees were in the area, and the first well was being drilled. Today, Marathon Oil has drilled and completed approximately 250 wells in North Dakota (with production exceeding 30,000 barrels of oil equivalent per day) and has 100 technical and field employees.

Throughout this growth, Marathon Oil's activities have been guided by Our Values—to work responsibly and protect the environment and the communities in which we work. The result is that Marathon Oil is not just an operator in North Dakota, but an integrated member of the community. Terry notes, "We pride ourselves on the relationships we have built. We are dynamic participants in the conversations on challenges brought about by the oil and gas industry, and actively help to address them."

For the last six years, Terry and his team have worked together with policy makers, industry groups and communities to manage a wide range of impacts. Working with St. Joseph's Hospital Foundation in 2011, we became the lead supporter to raise funds for the construction of a new hospital in Dickinson. This facility will greatly improve services and access to health care for the region's rapidly growing population.

United Nations (U.N.) Universal Declaration of Human Rights and the International Labor Organization's (ILO) Declaration on Fundamental Principles and Rights at Work. Approximately 3 percent of our global workforce is represented by labor unions, with which we negotiate collective bargaining agreements and extensions.

We have been an active participant in the Voluntary Principles on Security and Human Rights (VPs) since 2005, and have developed specific implementation guidelines that address human rights risk assessments, interaction with public and private security, and contract language. Classroom training is mandatory for Marathon Oil managers, security personnel and relevant contractor supervisors in applicable locations. In 2011, Marathon Oil provided human rights training for 203 participants in the Iraqi Kurdistan Region and 125 participants in Equatorial Guinea.

Marathon Oil aims to develop workforces that reflect our communities. Local hiring helps us build relationships and generates valuable social and economic contributions. For our Eagle Ford operations alone, we employ approximately 300 people and have provided work to an additional 1,200 contractors.

In some countries where Marathon Oil operates, we partner with host governments to develop national training and workforce integration programs. We provide educational and vocational opportunities through programs to build workforce capabilities around the world, including providing National Merit Scholarships. In Equatorial Guinea, Poland and Kurdistan, national staff members receive on-the-job training and development to enhance their core skills. In 2011, we hired approximately 21 professional national staff for a variety of positions in Poland and Kurdistan, representing 57 percent of all hires in these locations.


BUMP

Through our active membership in the North Dakota Petroleum Council, we successfully advocated for the funds to repair and upgrade roads vital to safe transportation in western North Dakota. We also continued our back-to-school safety campaign, reminding drivers to practice safe driving especially when in the proximity of schools, students and school buses.

In Dickinson, Killdeer, New Town and Williston, our employees' engagement and volunteer efforts have been recognized by local, state and federal officials. Terry attributes our success in North Dakota to this employee commitment: "What we see now are the accomplishments of this great team of people that have worked on this project, both past and present, in North Dakota, along with the numerous support organizations. We have many more milestones to achieve, and with the commitment of our employees working together as a team, I'm confident of our ability to adapt to a challenging environment each and every day."

$212 Million

Social Investment







Marathon Oil undertakes a range of initiatives to support our communities, from education and job training to investments in hospitals and other community services. Our social investment strategy helps us to address business priorities as well as the long-term well-being of our communities.

Marathon Oil seeks to work with suppliers that share our commitment to human rights, environmental stewardship, ethical business conduct and sound labor practices, and build these values into our relationships. Contracts address our expectations for compliance with all relevant export laws and regulations, including the U.S. FCPA, U.K. Bribery Act and other applicable anti-corruption laws.

To ensure the availability of operations-critical suppliers, Marathon Oil continues to develop a supplier risk-mitigation plan. The plan will help us maintain strong relationships, validate contracts and ensure adequate quality control procedures are in place so that operations-related problems can be addressed quickly and effectively.

We promote supplier participation that represents our diverse customer base, while assuring products and services are acquired competitively. Our supplier strategy includes capacity building, training, education, certification tracking and outreach.

In the U.S., we seek to grant business opportunities to Minority or Women Owned Business Enterprises (MWBEs). In 2011, Marathon Oil spent approximately $45 million on goods and services from MWBEs in the U.S.

Marathon Oil addresses local and regional issues, risks and impacts in consultation with communities, NGOs, industry partners and other key stakeholders. We promote social responsibility projects and philanthropic contributions. Our objectives include ensuring local capabilities are in place to sustain social programs beyond our initial investment and involvement. We employ participatory consultation to enable local communities to organize and assess their own needs. We offer training, materials and support so ultimately they are able to manage social projects independently.

72% Reduction in Malaria Cases

Information we collect and analyze as part of social risk assessments and ongoing stakeholder engagement drives development of our CSR plans and programs with reference to Marathon Oil and industry guidelines.

Philanthropy is a part of Marathon Oil's business and social investment strategies. Using stakeholder data, we evaluate innovative non-profit programs that align with our business goals, broad objectives and strategies. We support non-profit organizations that focus on education and training, health and human services, and protecting and conserving natural resources, habitats and environments.

MARATHON OIL SOCIAL INVESTMENTS BY GIVING AREA

Total Social Investments: $25 million*


Civic, Community, Culture
Environment and Conservation
Education and Training
Health and Human Services
Employee Giving
United Way

* Total Philanthropic Giving: $11.5 million in corporate giving and $1.8 million in employee giving; Total Sustainable Investments: $11.6 million. Does not include any contributions made on behalf of the former Downstream organization.

As part of our social investment strategy, we promote responsible community interactions and provide direction to operating units on building sustainable programs. We frequently collaborate with business partners, non-profits and others on social investment programs.

Building Capacity in Equatorial Guinea

Marathon Oil's Equatorial Guinea Liquefied Natural Gas facility (EG LNG) creates local community and workforce capacity through training.



Marathon Oil has worked closely with community stakeholders in Equatorial Guinea to maximize the benefit of our presence in this region. For example, we designed training and development initiatives to benefit employees and host communities, creating a workforce with better leadership skills and helping local enterprises learn to grow their business more effectively.

In 2011, 22 local business representatives participated in an intensive two-month computer skills course. Businesses represented a diverse array of sectors including banking, agriculture and construction. We also provided training in financial management, accounting, budgeting and planning for 24 representatives of local small-to-medium sized businesses. Lastly, the National Content team hosted a two-month Marketing and Customer Service Training session to promote entrepreneurial skills for local businesses. Twenty-five participants from local companies attended and learned about market research, market segmentation, sales strategies and the importance of good customer service.

Miguel Mbela Medja, a participant from Construcciones SIBER SL, said, "My company is very satisfied that I attended this computer course. The knowledge I acquired through the class can be transferred to other employees." He continued, "We thank EG LNG for organizing these training courses in order to help develop the skills of small Guinean companies."



Protecting Sea Beds

In the U.K., we worked with the Department of Energy and Climate Change to avoid potential harm to "pockmarks"—craters in the sea bed formed over thousands of years by naturally occurring gases that can develop carbonate mounds in the center. These mounds are the perfect habitat to support a diverse reef community.

Global Greenhouse Gas Emissions [a, b]
MM Tonnes CO_2e


8.0
7.2
6.4
5.6
4.8
4.0
3.2
2.4
1.6
0.8
0
09
10
11
GHG
Additional GHG under EPA MRR

[a] GHG carbon dioxide equivalent (CO_2e) emissions are based on carbon dioxide, methane and nitrous oxide from Marathon-operated facilities only.

[b] 2011 data reflects historical boundaries and methodology plus changes resulting from EPA's MRR for U.S. assets. Preliminary 2011 total under MRR is 7.81 million tonnes CO_2e and is subject to change as reporting is finalized in late 2012.

We are committed to minimizing environmental impacts by reducing wastes, emissions and other releases.

Marathon Oil is committed to environmental stewardship. We acknowledge that oil and gas operations can impact people, air, water and wildlife. We strive to protect these resources by eliminating or reducing potential environmental impacts while expanding our operations to meet growing global demand for energy.

Progress Toward Goals

By the end of 2011, we had exceeded our greenhouse gas (GHG) emissions reduction goal of 4 percent by 2013 and our goal to improve energy efficiency by 5 percent by 2015. Contributing to the achievement of another environmental goal, we reduced oil spill volumes in 2011 by 77 percent.

Management Approach

As part of our HES&S management system, Marathon Oil uses risk assessment processes to identify potential impacts before and during work, implement necessary processes to prevent incidents, engage with stakeholders and promote reliable, efficient and environmentally sound operations. Marathon Oil's continuing goal is to improve our environmental performance by reducing spills and releases, minimizing wastes, and promoting conservation, water management and biodiversity.

Therefore, we embed environmental considerations into our management systems and day-to-day activities, and invest in achieving our goals.

Greenhouse Gas Emissions

Marathon Oil recognizes both concerns about GHG emissions from carbon-based fuels and the significant challenges facing our society to deliver the energy needed for growth and economic prosperity. We believe these challenges require global solutions, including transparent and equitable government policies, innovative and cost-effective technologies, and gains in energy efficiency.

As an international independent energy company, we strive to use energy efficiently and to manage our GHG emissions intensity. In 2009, as an integrated oil company, we established a goal for GHG emissions intensity (emissions per unit of production) of 4 percent reduction from 2008 levels by 2013. Using comparable methodology and boundaries, we achieved a 27 percent reduction by 2012, exceeding the goal. The new EPA Mandatory Reporting Rule (MRR) will require our U.S. assets to expand boundaries and modify calculation methodology, resulting in higher emissions estimates and associated intensity. Having achieved our goal using consistent methodology, we will continue to seek ways to improve our GHG intensity even as we expand our operations.



100 Years in Wyoming

Air Emissions

Nitrogen oxides (NOx) and sulfur oxides (SOx) result primarily from combustion and flaring. Fugitive volatile organic compounds (VOC) are released from storage tanks and other venting or during loading operations.

Energy Efficiency

Our goal of improving energy efficiency 5 percent by 2015 compared to a 2009 baseline was created for Marathon as an integrated oil company. Marathon Oil, the independent energy company post-spin-off, achieved a 5.7 percent improvement (3.58 trillion British thermal units) from 2009 by 2012, three years ahead of the goal target. Almost half of that improvement was achieved in 2011 and attributable to three projects, two in the U.K. and one in Equatorial Guinea. In the U.K., replacement of power generating units and maximizing compressor use contributed to energy efficiency through reduced fuel consumption. The EG project involved installation of advanced controls to maintain consistent heat levels, also contributing to reductions in fuel consumption.

With the stated goal achieved, Marathon Oil remains committed to the principles of energy efficiency and will continue to identify and implement appropriate projects to increase our energy efficiency as an independent upstream company.

Water Management

Marathon Oil recognizes water as a valuable resource that we share with the communities in which we live and operate. Our use of water is therefore guided by the core water stewardship practices of responsible sourcing, conservation, reuse and disposal.

With these considerations in mind, sound water management practices are developed at the regional or local level, often in consultation with community stakeholders, to help ensure we are responsive to local conditions and needs and minimize the environmental impact of our operations on local watersheds.



Marathon Oil employs water management strategies and processes designed to:

- encompass considerations such as geographic diversity, local conditions, existing water usage, operational needs and availability;
- evaluate various sources of water for our operations, implementing technological solutions to utilize alternatives to fresh water such as non-potable or recycled water when feasible;
- utilize industry best practices to protect ground and surface water wherever we operate and to comply with all applicable regulations; and
- ensure proper disposal of produced water, including evaluation of opportunities for recycling and beneficial reuse.

Spill Prevention

To prevent spills and discharges, Marathon Oil provides employee training, procedures, preventive maintenance, equipment inspections and mechanical safeguards. We investigate spills and discharges to identify their cause and take incident-specific and, if necessary, broad corrective actions including remediation.

In 2011, we expanded our tracking protocol by including total fluid spills greater than 1 barrel, whereas only oil spills were tracked previously. Because of this incremental inclusion, the total number of spills increased from 2010 to 2011 more than threefold; however, the total volume of oil spills to the environment decreased 77 percent. Of the 89 spills in 2011, only two involved volumes greater than 10 barrels spilled to water or 100 barrels spilled to land. No spills were larger than 150 barrels.

Global Oil Spills [a, b]
Volume of spills



1,250
1,125
1,000
875
750
625
500
375
250
125
0
Volume (barrels)
09
10
11
Oil
Non-Oil

Global Air Emissions
1,000 Tons



12.0
10.8
9.6
8.4
7.2
6.0
4.8
3.6
2.4
1.2
0
09 10 11
NOx
09 10 11
SOx
09 10 11
VOC

[a] 2011 spill data reflects a revised reportable spill definition to include total fluid spills greater than 1 barrel. Total fluid includes oil produced and chemically treated fluids and excludes fresh water.
[b] 2011 data includes oil-based drilling muds (per updated IPIECA Sustainability Reporting Guidelines)

Flaring



Understanding the importance of flaring issues, Marathon Oil is a participant in the Global Gas Flaring Reduction (GGFR) initiative. GGFR is a World Bank-led public-private partnership that promotes elimination of barriers to reducing gas flaring and sharing of best practices.

As a member of GGFR, we recognize the need, wherever feasible, to minimize flaring and venting. In many cases, however, reductions are inhibited by lack of infrastructure, regulatory constraints, market conditions and/or operational considerations. Although we continue to consult the principles of GGFR, flaring is and is likely to remain a challenge for Marathon Oil and the industry.



Waste Management

The impact to the environment from the generation, storage, transportation and disposal of solid waste generated in oil and gas operations should be eliminated, reduced or otherwise minimized to a reasonable extent. Therefore, our facilities develop programs for waste minimization, recycling, reuse and reclamation based on specific needs, with individual operations monitoring their waste disposal activities.

Additionally, U.S. operations select and periodically reevaluate waste management vendors to reduce liability exposure and costs, and to improve management of waste and recyclable materials. Under the Waste Management Vendor Approval Program (WMVAP), Marathon Oil reviews vendors' HES&S programs and past performance. In addition, those with the highest identified risk undergo an onsite audit, usually conducted by a third party.

Waste Management Vendor Approval Program Vetting


120
108
96
84
72
60
48
36
24
12
0
Approved
Rejected
In Progress
2010
2011

2010 WMVAP Vetting numbers are for the integrated company; 2011 are for Marathon Oil only thus the decrease in approvals.

Biodiversity

Marathon Oil appreciates the importance of biodiversity and complies with applicable laws that protect wildlife. This includes conducting endangered species assessments as part of environmental reviews for various permits, as well as changing or delaying operations as necessary to protect threatened or endangered species or their critical habitats. Marathon Oil conducts environmental impact assessment studies (EIAs) that comply with or augment conservation regulations for new operations. EIAs serve to identify areas with a high number of plant and wildlife species and allow the Company to address potential biodiversity impacts from new facilities.

Since 2007, Marathon Oil's Rocky Mountain Operation has implemented a proactive Avian Protection Plan to make its operations avian friendly. This program consists of upgrading Marathon Oil-owned electrical distribution systems and improving protective equipment around surface discharge pits and emergency flares. Over $2 million was invested in production facility upgrades as part of this effort and significant benefits are already being realized. Avian protection training is ongoing for Marathon Oil employees and field contractors, along with routine quality control inspections of completed work. Marathon Oil continues to work closely with the U.S. Fish and Wildlife Service to expand awareness and assist industry associations and other operators in Wyoming.

We work with stakeholders to identify biodiversity enhancement projects that have strategic value for the Company and meaningful, positive effects on our operating areas. For example, in Wyoming, we support non-profit organizations and academic projects aimed at wildlife habitat preservation and restoration, invasive species control, water resource development and similar regional challenges. We are involved in projects with the National Wild Turkey Federation, Friends of a Legacy—McCullough Peaks Mustangs, Wildlife Heritage Foundation of Wyoming, University of Wyoming Renewable Resources Department and various government agencies such as the Bureau of Land Management, Forest Service, Wyoming Game and Fish Department, and local Conservation District offices.

Hydraulic Fracturing

Hydraulic fracturing or "fracking" technology is a vital tool Marathon Oil applies to produce much needed oil and gas resources to meet growing energy demand.

Safely used for more than 60 years, hydraulic fracturing has grown in importance with the emergence of unconventional resource plays. Combined with advanced horizontal drilling technology, fracking enables us to produce oil and gas resources that were previously inaccessible.


Conductor Casing
Aquifers
Surface Casing
Cement and casing to protect fresh water aquifers
Perforations provide controlled initiation points

While these technologies have unlocked new supplies of oil and gas, they must be managed responsibly to minimize environmental impacts. The primary concerns with fracking are water usage, disclosure and management of frack fluids, and well integrity.

Water Usage

Our goal is to minimize the environmental impact of our operations on local watersheds. For example, in portions of the Eagle Ford Shale, water supplies in certain aquifers do not meet standards for municipal or agricultural use, but may be acceptable for oil and gas use. Marathon Oil actively pursues these alternative sources, as well as reviews available technology that would enable us to reuse more water.

Managing Hydraulic Fracturing Fluids

Flowback fluids from a hydraulically fractured well are disposed of in accordance with all state and local regulations to ensure the protection of surface and ground water resources and natural habitat. Marathon Oil supports specific, state-level disclosure of frack fluid constituents and applies the chemical disclosure program FracFocus (www.fracfocus.org) voluntarily where not required by law.

Well Integrity

Proper well construction is essential to protecting the environment, particularly fresh water aquifers. Steel casing and cement is used in the wellbore to create physical barriers, protecting drinking water resources. During well construction, we use industry best practices, in addition to complying with state rules that apply to drilling and completion.

Hydraulic Fracturing and Earthquakes

There has been speculation that fracking may cause seismic or earthquake activity. Experts in the fields of geology and seismic activity, including the American Association of Petroleum Geologists, generally do not consider a connection plausible. Fracking is too localized in comparison to the size of geologic formations to create seismic or earthquake activity. Recent reports indicate a potential link between underground injection disposal wells and localized seismic activity. We evaluate local geology as part of our due diligence of injection wells. Also, underground injection wells are subject to rigorous siting, design, monitoring and permitting requirements, all of which is regulated by state statutes and/or the U.S. Environmental Protection Agency.



Veteran Recruiting

Veterans often possess strong management skills, an operational perspective and the capacity to operate under challenging circumstances. We have implemented a military veteran recruiting strategy that includes building relationships with veteran services organizations and participating in targeted career fairs, job boards and websites. As a result, we are able to recruit officers and enlisted personnel from various branches of the military.

To facilitate veterans' transition to the corporate environment, operational organizations have developed a program that pairs new veteran hires with an employee mentor.

Our long-term safety goal is to achieve and maintain a top quartile performance within our comparator group. Our 2011 performance was an improvement from 2010. As an independent international energy company, we are establishing a new comparator group benchmarking process and will continue to pursue top quartile safety performance.

Marathon Oil's GPS details the tools that we employ to drive toward an injury-free workplace. These include training programs for employees and contractors on individual safety, specific high-risk tasks, hazard identification and emergency preparedness. The management system also details performance measurement requirements against leading indicators and contractor qualifications and standards, and spells out a rigorous audit program for our operations.

Safety is a core value at Marathon Oil. Our most important consideration is keeping our employees, contractors and neighboring communities safe.

It is our belief that we must manage safety well in order to succeed as a company. We continuously work to build a strong safety culture through clear management expectations, encouraging a culture of reporting and routine risk management analyses. We emphasize safety in daily, weekly, monthly and corporate-wide quarterly employee meetings to ensure people have a voice in our safety culture.

In 2011, a cross-organizational team developed a new Marathon Oil Event Reporting and Management Standard, which we are in the process of implementing. Under this new Standard, all HES&S events (safety, environmental and reliability incidents) will be evaluated to determine the actual and potential consequences and event severity. For example, in 2011, a worker was knocked down by high gas pressure released from piping. This event did not meet reporting thresholds under the Total Recordable Incident Rate (TRIR); however, under the new Standard, a formal root cause investigation was conducted to determine appropriate measures to prevent recurrence. This new Standard shifts focus to leading indicators. To provide a means to benchmark our performance, we will also continue to measure performance through the TRIR.

WHO WE ARE


11%
1%
North America
Europe
Africa
Asia

In 2011, Marathon Oil experienced a TRIR of 0.56, improved from 0.59 in 2010. In 2011, Marathon Oil's Worldwide Drilling & Completions and International Production Operations achieved record low injury rates. This improvement is a result of our safety management efforts and employee commitment.

Given the number of contractors we require to manage our business, we place particular emphasis on better screening for contractor safety and environmental performance. In 2011, contractor management systems that facilitate review and verification of contractor HES performance during the qualification process were reviewed and, where appropriate, changes resulting in process improvements were implemented. Marathon Oil's processes for managing contractors will continue to be an area of focus in 2012.

Process safety management provides a regular assessment of facilities to identify potential hazards and ensure that appropriate measures are in place to manage these hazards. This involves regular risk assessment, monitoring, training and maintenance to prevent everything from explosions to the smallest incidents. Marathon Oil employs a corporate Process Safety Management Standard that details the process safety requirements for our operations. This Standard provides built-in continuous improvement mechanisms that enable us to keep current with best practices in the field. At the end of 2011, Marathon Oil had no facilities regulated under OSHA's Process Safety Management Program and 11 facilities at which we have voluntarily chosen to implement the Marathon Oil Process Safety Standard.

Our HES&S team tracks process safety incidents and near misses. We investigate incidents and near misses, compile remedial actions and share them across our operations. Since 2009, our process safety performance has improved every year. In 2011, we had one high consequence process safety event, caused by a gasket failure in a Dehy Unit that led to loss of hydrocarbon containment. This incident did not result in injuries or damage to the environment. In 2011, our low consequence process safety events decreased by 35 percent from 2010.

35%

Reduction

2011 In-depth Global Safety Performance [a]

Incidents per 200,000 work hours


1.00
0.90
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0
80
72
64
56
48
40
32
24
16
8
0
Total Recordable Incident Rate (TRIR)
Total Work Hours (millions)
Employees
Contractors
Employees/Contractors Combined
Contractor Work Hours
Employee Work Hours

Global Safety Performance [a]

Combined Employee and Contractor Workforce Incidents per 200,000 work hours


1.00
0.90
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0
Total Recordable Incident Rate (TRIR)
09
10
11

[a] Some data was updated due to improved methodologies, corrected calculation errors or other reporting revisions

Well Management Training

Safety is our most important concern. Nevertheless, we must prepare for the possibility of significant incidents in our operations, particularly well control emergencies.


YOAKUM
FIRE
RESCUE

We believe emergency preparedness creates opportunities to work with government agencies and community emergency services (fire departments, local police, EMS) that would likely be the first responders in the event of an accident. We see emergency response planning as a means to engage with communities and to raise awareness of our activities and preparations.

Marathon Oil began the rollout of our North American well control emergency training in 2011. Over the course of the year, we conducted six free training courses in communities in Colorado, Wyoming and Oklahoma. To date, approximately 1,000 people have attended the course, including local emergency responders, state environmental departments, various federal agencies and many others.

The training is based on issues identified during a gap analysis of our Emergency Response Management Plan conducted as part of our regular "plan-do-check-adjust" cycle. Topics include hazard identification, best practice techniques for well control, communication with and coordination of people and agencies, and response time planning. We also discuss Marathon Oil's preparation for well control emergencies such as our local and corporate emergency response team structure.

LeAnn Hosek, Emergency Management Coordinator for Wilson County, Texas, attended the training and said, "It's really good when an operator like Marathon Oil comes to you and says, 'We want to work with you; we want to train you and help you in being able to respond and see where you can help us in the response as well.'"

Since the implementation of the training program, we have heard feedback from stakeholders that they are interested to learn more about appropriate local emergency responder actions. In response, we conducted courses in Eagle Ford (Texas) and Riverton (Wyoming) in the first half of 2012.

Years of Service


49%
8%
11%
8%
3%
7%
14%
<5
5-9
10-14
15-19
20-24
25-29
30+

Building a diverse workforce is central to Marathon Oil's business values. Diversity helps us address key challenges in our industry, such as meeting specific technical skill needs and understanding issues that arise in the communities in which we work. To develop a diverse workforce on an ongoing basis, we employ a variety of targeted recruiting strategies and make strategic investments in education.

Our campus diversity recruiting strategy focuses on partnering with educational institutions and professional organizations to increase access to diverse candidates. Through signature partnerships with the Hispanic Scholarship Fund, the United Negro College Fund and the National Action Council for Minorities in Engineering (NACME), we provide scholarships and internships to female and minority students outside our core recruiting schools.

Marathon Oil continues to invest in a variety of science, technology, engineering and math (STEM) initiatives in partnership with K-12 schools, community colleges and other institutions of higher learning. We are an active member of GeoForce and NACME. GeoForce is an experiential outreach program that prepares Texas high school students to become part of the geosciences workforce. NACME's goal is to increase the proportion of African American, American Indian and Latino graduates in STEM education and careers. These investments help us to build a pipeline of diverse talent for the future. Industry training programs in many of our U.S. and non-U.S. locations are also aimed at building local capacity and developing the skill sets of potential employees.

Transferring knowledge from experienced to less experienced employees is a crucial component of Marathon Oil's business strategy. Many of our employees have decades of experience in the oil and gas industry. As they move on or retire, it is difficult to replicate this experience through management systems and standards alone.

To address this challenge, we developed an ongoing mentor program that connects experienced professionals with less experienced employees. In 2011, the worldwide geosciences group paired 22 employees with mentors to provide professional and technical development. Company-wide, we matched close to 50 volunteers with mentees.

We held a number of informal mentoring activities in various groups both domestically and internationally, including mentoring-knowledge transfer initiatives in the U.K. and at EG LNG. Between these two programs, we had more than 100 pairs sharing experience. This helps to build knowledge at a practical and hands-on level. Participating employees also gain exposure to different areas of the Company, assisting their career development.

A Systematic Approach to Innovation



At Marathon Oil, we harness the innovation potential of our employees through our Technology Development Model (TDM).

The TDM includes several specific and ongoing activities such as Technology Steering Group meetings twice per year, monthly updates with Marathon Oil executives and daily interactions with our technical staff. To identify and utilize new ideas, we have established an Idea Classification Committee, comprising Marathon Oil managers in various technical disciplines as well as business unit representatives. The Committee assesses new ideas from across the employee population to determine appropriate classification and actions—such as pursuing patents or working with our partners to bring the innovation to market.

In 2011, we streamlined the TDM. Our goal is to achieve the fastest possible route to move from idea to implementation. In particular, we are emphasizing collaboration with key engineering partner firms. These partnerships enhance our ability to find appropriate test conditions, identify and implement pilot tests and take technologies to scale in shorter time periods and at lower cost.

Over the last 20 years, the TDM has allowed us to identify and bring many innovations into practice, such as our DSX™ double solvent extraction for bitumen recovery sands. The technology has the potential to reduce energy and water treatment demands from oil sands development such as our Athabasca joint venture. Our SCRUB™ technology, which uses thermal and kinetic energy to "upgrade" heavy oils in order to improve flow, was also developed through the TDM process.



Grievance System

Our goal is to create a diverse workplace that is free from harassment and provides for open exchange of ideas. Marathon Oil provides processes for employees to report grievances or violations of our Code of Business Conduct, including incidents of non-compliance, discrimination, workplace harassment and violence, and safety, health and environmental concerns.

Employees are encouraged to work directly with their supervisors and management to resolve issues. However, confidential reporting resources are also available through Human Resources, Audit, HES&S, Law, Business Integrity, and the Office of the Ombudsman.

In addition to mentoring, Marathon Oil invests in job rotation assignments for entry-level technical employees and provides opportunities for all employees to participate in temporary assignments as members of project teams. These policies deepen employee knowledge and expertise and teach best practices. Technical communities of practice also provide a framework for knowledge transfer and encourage employee engagement across multiple areas and disciplines.

To enhance the ability for virtually any professional to tap into the extensive knowledge and experience of our entire company, the Knowledge Management Group in Technical Excellence facilitates online collaboration tools, including discussion forums, wikis, document libraries and expertise location. This allows us to bring our collective experience to bear on every asset in the Company, with measurable additions to bottom line value becoming a routine occurrence.

Marathon Oil–U.S. Workforce

Percentage by major categories: total staff, professionals and supervisors/managers


35.0
31.5
28.0
24.5
21.0
17.5
14.0
10.5
7.0
3.5
0
Total Staff-Minority
Minority Professionals
Minority Supv/Mgrs
Total Staff-Women
Women Professionals
Women Supv/Mgrs
2010
2011

Marathon Oil Global Workforce–Women

Percentage by major categories: total staff, professionals and supervisors/managers


35.0
31.5
28.0
24.5
21.0
17.5
14.0
10.5
7.0
3.5
0
Women in Total Workforce
Women Professionals
Women Supv/Mgrs

IPIECA/API/OGP AND GRI INDEX

This report is based on the IPIECA/API/OGP *Oil & Gas Industry Guidance on Voluntary Sustainability Reporting* with additional indicators referenced from the Global Reporting Initiative (GRI) G3.1 Sustainability Reporting Guidelines. The index below lists indicators on which we have fully or partially reported.

	IPIECA/API/OGP Indicators	GRI G3.1 Indicators	Page
About this Report		2.9, 3.1-3.3, 3.6-3.8, 3.11, 3.13, 4.8	ifc
Materiality Determination		3.5	ifc
Marathon Oil at a Glance		2.1-2.3, 2.5, 2.7, 2.8	1
To Our Stakeholders		1.1, 2.9	2
Performance Summary		2.8, 3.10, EC1, LA13	3
CSR in Context		1.2	4
Stakeholder Engagement Map		4.14, 4.16, 4.17	5
Management Systems		4.11	6
Governance			
Progress Toward Goals		4.2, 4.12	8
Management Approach	HS2	4.1, 4.2, 4.6, 4.8, 4.9	8-10
Political Contributions		SO6	8
Business Ethics	SE18	4.8, HR4	10
Preventing Corruption	SE11, SE12	4.8, SO2, SO3	11
Transparency of Payments	SE13	4.12	11
Public Policy and Advocacy	SE14	4.13, SO5	11
Progress Toward Goals		4.16	12
Management Approach	SE1	SO1, SO10	12
Embedding Engagement	SE1	4.15, 4.16, HR10	14
Human Rights	SE8, SE9, SE10	4.12, LA4, HR1, HR3, HR8	14
Infrastructure Stress		4.13, EC8, EC9	14-15
Local Content: Hiring and Workforce Integration	SE5, SE6	EC7	15
Local Content: Procurement and Supplier Development	SE5, SE7	EC6	16
Investing in the Future	SE4		16
Building Capacity in Equatorial Guinea	SE6	EC8	17
Environment			
Management Approach		4.16	18
Greenhouse Gas Emissions	E1	EN3, EN16, EN18	18
Air Emissions	E7	EN20	20
Energy Efficiency	E2	EN5, EN7	20
Water Management	E6		20
Spill Prevention	E8	EN23	21
Flaring	E4	4.13	21
Waste Management	E10	EN22	22
Biodiversity	E5	4.13, EN13, EN14	22
Hydraulic Fracturing		4.12, EN9	23
Management Approach	HS2		24
Workforce Protection	HS1, HS3	LA7	24-26
Process Safety	HS5		26
Well Management Training		EC8	27
Diversity	SE15	LA2, LA13	28-30
Workforce Training and Development	SE17	LA1, LA10, LA11	28-30
Grievance System	SE18		30



MARATHON OIL CORPORATION
5555 San Felipe Street
Houston, TX 77056-2723 USA

INQUIRIES OR COMMENTS
Marathon Oil Corporation
The Office of Public Affairs
5555 San Felipe Street
Houston, TX 77056-2723 USA
Telephone: +1 713-296-3911
Email: CSRReport@Marathonoil.com
www.Marathonoil.com

Safe Harbor Statement

This Corporate Social Responsibility Report contains forward-looking statements with respect to GHG emission reductions and energy efficiency. Factors that could affect achieving our goals for GHG intensity reductions and energy efficiency improvements include asset acquisitions or dispositions, new regulations requiring additional equipment or additional energy requirements for maturing oil and gas fields, and other unforeseen operating and economic conditions. The foregoing factors (among others) could cause actual results to differ materially from those set forth in the forward-looking statements. In accordance with the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995, Marathon has included in its Form 10-K for the year ended December 31, 2011, and subsequent Forms 10-Q and 8-K, cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements.



RECYCLED
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FSC
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100% recycled paper
100% post-consumer
Soy-based inks

EXHIBIT D

MARATHON OIL COMPANY POLICY STATEMENT		MOC 701
Section: CORPORATE RESPONSIBILITY	Subject	
Approved by: Board of Directors	Corporate Responsibility	

GENERAL PURPOSE

To recognize that doing business in any community is a privilege and to honor that privilege by conducting Marathon Oil Company ("Company" or "MOC") business in a safe, clean, secure, responsible and cost effective manner.

POLICY STATEMENT

The Company's commitment to high standards of Health, Environmental, Safety and Security (HES&S) performance is supported by the principles below. A management system approach is used to drive continual improvement in these areas.

1. **Incident Prevention**: To provide a safe and injury free workplace through our HES&S Beliefs and Life Critical Expectations with the aim of sending all employees and contractors home safely.
2. **Environmental Stewardship**: To be committed to environmental protection and to emphasize, to the extent practical, conservation of all resources and the minimization of wastes, emissions, and releases throughout the Company's operations.
3. **Communities**: To be a good neighbor in the communities in which we operate by (a) proactively consulting with stakeholders on issues of mutual interest, (b) respecting the human, cultural and legal rights of individuals and communities, and (c) endorsing the goals and principles of the United Nations Universal Declaration of Human Rights.
4. **Security:** To implement risk mitigation and loss prevention strategies that assist in the protection of employees, the environment, the Company's reputation, proprietary information, third parties, and both physical and financial assets worldwide.
5. **Emergency Preparedness**: To maintain a preparedness and response program with the goal of protecting employees, contractors, and other people in and around our facilities, the environment, and our corporate resources.
6. **Risk Assessment**: To systematically identify potential HES&S risks, assess their relative significance, and develop reduction measures to ensure risks are properly addressed.
7. **Legislative and Regulatory Compliance**: To comply with all applicable HES&S laws, regulations, and other requirements, and to actively participate in the development of responsible laws, regulations and standards regarding HES&S issues.
8. **Training and Education**: To ensure that employees understand their HES&S responsibilities and are trained to perform their assignments with competency by supporting education and research on the HES&S effects of the Company's products and processes and providing information to and work with stakeholders to foster the safe use, handling, transportation, storage, recycling, reuse and disposal of our materials, products, and wastes.

9. **Contractor Performance**: To recognize that the Company's contractors are pivotal to achieving the HES&S goals, and to support these contractors by monitoring their performance, using the performance results in the selection process, and working with them to align our common interests and promote HES&S excellence.
10. **Measurement of Performance**: To regularly measure the Company's HES&S performance by using key indicators, and to use periodic reviews and audits to monitor conformance to the Company's management systems and ensure compliance with applicable HES&S regulatory and internal requirements.
11. **Continual Improvement**: To seek continual improvement in the Company's overall HES&S performance by utilizing the management systems to provide a framework for setting objectives and targets, measuring performance, and transparency in reporting results.
12. **Communication**: To communicate our HES&S commitments, responsibilities and performance to the Company's employees, contractors, the public and other key stakeholders.

POLICY APPLICATION

This policy applies to the Company and its wholly or majority owned subsidiaries.

POLICY IMPLEMENTATION

The Vice President, Health, Environment, Safety and Security shall have primary responsibility for implementing and monitoring compliance with this policy. The Company's HES&S Management Committee shall assist in this policy implementation.

POLICY REVIEW

This policy shall be reviewed at least once every five years, or more frequently as stipulated by the approver, or when a significant change occurs, including changes in law, that impact content.

POLICY EXCEPTIONS

None

REFERENCES

- HES&S Beliefs
- Life Critical Expectations